H.J.GRUY AND ASSOCIATES, INC
333 Clay Street, Suite 3850, Houston, Texas 77002 • TEL. (713) 739-1000 • FAX (713) 739-6112

January 23, 2008

Exhibit 99.1

Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

Re:     Year-End 2007
Reserves Audit

Gentlemen:

At your request, we have independently audited the estimates of oil, natural gas, and natural gas liquid reserves and future net cash flows as of December 31, 2007, that Swift Energy Company (Swift) attributes to net interests owned by Swift and located in the domestic United States.  Based on our audit, we consider the Swift estimates of net reserves and net cash flows to be in reasonable agreement, in the aggregate, with those estimates that would result if we performed a completely independent evaluation effective December 31, 2007.

The Swift estimated net reserves, future net cash flow, and discounted future net cash flow are summarized below:

Domestic
Proved Reserves
	Estimated		Estimated
	Net Reserves		Future Net Cash Flow
	Oil, NGL,& Condensate (Barrels)	Gas (Mcf)	Not Discounted	Discounted at 10% Per Year

Proved Developed	35,547,583	172,973,952	$3,005,504,443	$1,998,529,389

Proved Undeveloped	40,934,028	170,824,160	$2,985,352,902	$1,790,159,485

	76,481,611	343,798,112	$5,990,857,345	$3,788,688,874

H.J. GRUY AND ASSOCIATES, INC.   333 Clay Street, Suite 3850, Houston, Texas 77002 • (713) 739-1000

The discounted future net cash flows summarized in the above tables are computed using a discount rate of 10 percent per annum.  Proved reserves are estimated in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a).  The reserves discussed herein are estimates only and should not be construed as exact quantities.  Future economic or operating conditions may affect recovery of estimated reserves and cash flows, and reserves of all categories may be subject to revision as more performance data become available.

Swift represents that the future net cash flows discussed herein were computed using prices received for oil, natural gas, and natural gas liquids as of December 31, 2007.  Domestic oil and condensate prices are based on a year-end 2007 reference price of $95.98 per barrel.  Natural gas price is based on a year-end 2007 reference price of $7.172 per MMBtu.  The sales price for natural gas liquids is based on a reference price and is adjusted as necessary for existing local market contracts.  A differential is applied to the oil, condensate, natural gas, and natural gas liquids reference prices to adjust for transportation, geographic property location, and quality or energy content.  Product prices, direct operating costs, and future capital expenditures are not escalated and therefore remain constant for the projected life of each property.  Swift represents that the provided product sales prices and operating costs are in accordance with Securities and Exchange Commission guidelines.

This audit has been conducted according to the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information approved by the Board of Directors of the Society of Petroleum Engineers, Inc.  Our audit included examination, on a test basis, of the evidence supporting the reserves discussed herein.  In conducting our audit, we investigated each property to the level of detail that we deem reasonably appropriate to form the judgements expressed herein.  We recognize the methods and procedures employed by Swift to accumulate and evaluate the necessary information and to document and reconcile reserves, annual production, and ownership interests are effective and are in accordance with generally accepted practices.  Although we do not concur in every instance with the reserve estimates and cash flows for individual wells, it is our opinion that if we were to perform a completely independent study effective December 31, 2007, our estimates, in the aggregate, of oil, condensate, natural gas, and natural gas liquid reserves and cash flows attributable thereto would be in reasonable agreement with those prepared by Swift.

Based on our investigations, it is our judgement that Swift used appropriate engineering, geologic, and evaluation principles and methods that are consistent with practices generally accepted in the petroleum industry.  Reserve estimates are based on extrapolation of established performance trends, material balance calculations, volumetric calculations, analogy with the performance of comparable wells, or a combination of these methods.  Reserve estimates from volumetric calculations or from analogies may be less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserve was produced.

Estimates of net cash flow and discounted net cash flow should not be interpreted to represent the fair market value for the audited reserves.  The estimated reserves and cash flows discussed herein have not been adjusted for uncertainty.

Future net cash flow as presented herein is defined as the future cash inflow attributable to the evaluated interest less, if applicable, future operating costs, ad valorem taxes, and future capital expenditures.  Future cash inflow is defined as gross cash inflow less, if applicable, royalties and severance taxes.  Future cash inflow and future net cash flow stated in this report exclude consideration of state or federal income tax.  Future costs of facility and well abandonments and the restoration of producing properties to satisfy environmental standards are not deducted from cash flow.

In conducting this audit, we relied on data supplied by Swift.  The extent and character of ownership, oil and natural gas sales prices, operating costs, future capital expenditures, historical production, accounting, geological, and engineering data were accepted as represented, and we have assumed the authenticity of all documents submitted.  No independent well tests, property inspections, or audits of operating expenses were conducted by our staff in conjunction with this work.  We did not verify or determine the extent, character, status, or liability, if any, of production imbalances, hedging activities, or any current or possible future detrimental environmental site conditions.

In order to audit the reserves and future cash flows estimated by Swift, we have relied in part on geological, engineering, and economic data furnished by our client.  Although we instructed our client to provide all pertinent data, and we made a reasonable effort to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of hydrocarbons or the cash flows projected will be realized.  The reserve and cash flow projections discussed in this report may require revision as additional data become available.

If investments or business decisions are to be made in reliance on these judgements by anyone other than our client, such person, with the approval of our client, is invited to visit our offices at his expense so that he can evaluate the assumptions made and the completeness and extent of the data available on which our opinions are based.  This report is for general guidance only, and responsibility for subsequent decisions resides with the decision maker.  The above-described audit does not constitute a complete reserves study of the oil and gas properties of Swift.

Any distribution or publication of this work or any part thereof must include this letter in its entirety.

Yours very truly,

H.J. GRUY AND ASSOCIATES, INC.
Texas Registration Number F-000637

by: /s/ Marilyn Wilson
Marilyn Wilson, P.E.
President and Chief Operating Officer

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